


20170205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Foot Locker, Inc.
Incoming letter dated January 6, 2017

Dear Mr. Gerber:

This is in response to your letter dated January 6, 2017 concerning the shareholder proposal submitted to Foot Locker by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

March 3, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Foot Locker, Inc.
Incoming letter dated January 6, 2007

The proposal requests that management prepare a report to shareholders that outlines the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers.

There appears to be some basis for your view that Foot Locker may exclude the proposal under rule 14a-8(i)(7), as relating to Foot Locker's ordinary business operations. In this regard, we note that the proposal relates broadly to the manner in which the company monitors the conduct of its suppliers and their subcontractors. Accordingly, we will not recommend enforcement action to the Commission if Foot Locker omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Foot Locker relies.

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
marc.gerber@skadden.com

BY EMAIL (shareholderproposals@sec.gov)

January 6, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Foot Locker, Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of
The New York State Common Retirement Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Foot Locker, Inc., a New York corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The New York State Common Retirement Fund (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **Therefore, be it resolved,** that shareholders request that management prepare a report to shareholders that outlines the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers. This report, which should be prepared at reasonable cost and omit proprietary information, should include:
>
> - Company policy on sub-contractors in its overseas apparel procurement.
> - The extent to which company codes of conduct are applied to apparel suppliers and sub-contractors.
> - Process and procedures for monitoring compliance with corporate codes of conduct by apparel suppliers and sub-contractors, and
> - Process and procedures that the company has in place for dealing with code non-compliance by apparel suppliers and sub-contractors.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to:

- Rule 14a-8(i)(5) because the Proposal relates to operations of the Company that account for less than 5% of the Company's assets, earnings and sales and is not otherwise significantly related to the Company's business;

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

On December 5, 2016, the Company received the Proposal, accompanied by a cover letter from the Proponent and a letter from J.P. Morgan (the "Broker Letter"), via email. Copies of the Proposal, cover letter and Broker Letter are attached hereto as Exhibit A.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(5) Because It Relates to Operations that Account for Less than 5% of the Company's Assets, Earnings and Sales and Is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The purpose of this exclusion is to ensure that a company's proxy materials do not include shareholder proposals that lack a significant relationship to the company. *See* Exchange Act Release No. 34-19135 (Oct. 14, 1982) (the "1982 Release") (concerning Rule 14a-8(c)(5) – the predecessor to Rule 14a-8(i)(5)) and Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release") (renumbering the exclusion to Rule 14a-8(i)(5) and stating that by doing so, the Commission was "not making any substantive changes to the rule"). Consistent with Rule 14a-8(i)(5) and its underlying purpose, the Staff has concurred on a number of occasions with the exclusion of proposals that relate to operations that account for less than 5% of a company's total assets, net earnings and gross sales. *See, e.g.*, *Arch Coal, Inc.* (Jan. 19, 2007); *Merck & Co., Inc.* (Jan. 27, 2004); *The Procter & Gamble Co.* (Aug. 11, 2003); *The Walt Disney Co.* (Nov. 29, 2002); *Eli Lilly & Co.* (Feb. 2, 2000).

In this instance, the Proposal lacks a significant relationship to the Company's business. In particular, the Proposal seeks a report on the steps that the Company has taken or can take to monitor the use of subcontractors by the Company's overseas apparel suppliers. The Company is a leading global retailer of athletically inspired shoes and apparel. The vast majority of the shoes and apparel sold by the Company is branded merchandise produced by other companies, with Nike merchandise representing 72% of the merchandise the Company purchased in the fiscal year ended January 30, 2016. Accordingly, the only overseas apparel suppliers and subcontractors that the Company could monitor would be those producing the Company's private-label merchandise. The Company's private-label merchandise accounts for only 0.7% of the Company's total assets as of January 30, 2016, and only 3.4% of the Company's total sales and 4.6% of the Company's net earnings for the fiscal year ended January 30, 2016. Given that the Proposal could only relate to the Company's private-label merchandise and that the percentage of the Company's total assets, net earnings and gross sales attributable to private-label merchandise does not exceed the 5% thresholds set forth in Rule 14a-8(i)(5), the Proposal does not relate to operations that are economically significant to the Company.

Even if a proposal is not economically significant to a company, the proposal nevertheless may not be excluded under Rule 14a-8(i)(5) if it is "otherwise significantly related to the company's business." As the Commission stated in the 1982 Release:

> Historically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business. … For example, the proponent could provide information that indicates that while a particular corporate policy which involves an arguably economically insignificant portion of an issuer's business, the policy may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities.

As discussed above, the Proposal relates to the Company's relationships with its suppliers of private-label merchandise. Those relationships do not have a significant impact on other segments of the Company's business, including its ability to sell branded athletic footwear and apparel produced by other companies, nor do those relationships subject the Company to significant contingent liabilities.

Further, even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract" and must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985). In this regard, the Staff has in many instances recognized that, although a proposal may relate to issues that are of social significance, those issues are not necessarily of concern to a company's shareholders because of the minimal impact those issues have on the company's business. For example, in *Hewlett-Packard Co.* (Jan. 7, 2003), the shareholder proposal requested that the company relocate or close its offices in Israel, divest itself of land owned in Israel and distribute a letter regarding Israel's violation of numerous U.N. resolutions and international human rights standards. The Staff permitted the company to exclude the proposal under Rule 14a-8(i)(5) and noted that "the amount of revenue, earnings, and assets attributable to [the company's] operations in Israel is less than five percent and the proposal is not otherwise significantly related to [the company's] business." *See also American Stores Co.* (Mar. 25, 1994) (permitting exclusion of a proposal requesting that the company terminate its sale of tobacco products because the proposal was "not otherwise significantly related to" its business); *Kmart Corp.* (Mar. 11, 1994) (permitting exclusion of a proposal concerning the sale of firearms in the company's stores, noting that those sales were "not otherwise significantly related to" the company's business). As indicated above, the Proposal concerns supplier relationships and merchandise that represent only a small percentage of the Company's overall business. As such, any policy issue that might be raised by the Proposal with respect to the Company's overseas apparel suppliers that it is able to monitor would only be significant in the abstract and have a minimal impact on the Company's business.

Accordingly, because the Proposal relates to less than 5% of the Company's total assets, net earnings and gross sales as of and for its most recent fiscal year and is not otherwise significantly related to the Company's business, the Proposal is excludable under Rule 14a-8(i)(5).

V. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In the 1998 Release, the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Commission also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance thereof is within the ordinary business of the issuer. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

In accordance with these principles, the Staff has permitted the exclusion under Rule 14a-8(i)(7) of proposals concerning decisions relating to a company's supplier relationships. For example, in *Kraft Foods Inc.* (Feb. 23, 2012), the shareholder proposal requested a report detailing the ways the company would assess water risk to its agricultural supply chain and mitigate the impact of such risk. In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff determined that the proposal concerned "decisions relating to supplier relationships. … [which] are generally excludable under rule 14a-8(i)(7)." *See also Alaska Air Group, Inc.* (Mar. 8, 2010) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report discussing the maintenance and security standards used by the company's aircraft contract repair stations and the company's procedures for overseeing maintenance performed by the contract repair stations, as the proposal concerned "decisions relating to vendor relationships [which] are generally excludable under rule 14a-8(i)(7)"); *Dean Foods Co.* (Mar. 9, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested an independent committee review of the company's standards for organic dairy product suppliers, noting that the proposal related to the company's "decisions relating to supplier relationships"); *Seaboard Corp.* (Mar. 3, 2003) (permitting exclusion under Rule 14a-8(i)(7) of a proposal that requested a report discussing its suppliers' use of antibiotics in hog production facilities).

As in the precedent described above, the Proposal concerns ordinary business decisions relating to the Company's supplier relationships. In particular, the Proposal seeks to influence the manner in which the Company monitors the conduct of its suppliers and their subcontractors. In this regard, the Proposal calls for a report "outlin[ing] the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers." In addition, the Proposal specifically requests that the report describe the Company's "policy on sub-contractors," "[t]he extent to which company codes of conduct are applied to apparel suppliers and sub-contractors," the "[p]rocess and procedures for monitoring [suppliers' and sub-contractors'] compliance with corporate codes of conduct" and the Company's process for dealing with any non-compliance. The extent to which a company applies and enforces its code of conduct on suppliers and their subcontractors involves decisions that are fundamental to such company's day-to-day operations and entails a variety of ordinary business considerations, including, among other things, compliance with laws, quality control, labor management, contract negotiation, resource management and the treatment of confidential information. Such considerations are complex and cannot, as a practical matter, be subject to shareholder oversight.

The Company is aware that, under limited circumstances, the Staff has declined to permit exclusion of proposals seeking to require a company's suppliers and subcontractors to comply with company codes of conduct or take certain other actions. In all of those instances, however, the proposal's request specifically focused on human rights considerations. *See, e.g.*, *Starbucks Corp.* (Dec. 16, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting management to review human rights policies in order to assess areas in which the company may need additional policies); *Amazon.com, Inc.* (Mar. 25, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the company's process for identifying and analyzing potential and actual human rights risks of the company's entire operations and supply chain); *The Kroger Co.* (Apr. 6, 2011) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt, implement and enforce a company-wide code of conduct, inclusive of suppliers and subcontractors, based on certain worker and human rights standards); *Wal-Mart Stores, Inc*. (Mar. 29, 2011) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting the board require suppliers to annually report on, among other things, their assessment of human and worker rights); *Abercrombie & Fitch Co.* (Apr. 12, 2010) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board adopt and disclose a code of vendor conduct based on certain worker and human rights standards). In this instance, as described above, the Proposal focuses broadly on the manner in which the Company monitors the conduct of its suppliers and their subcontractors and delves into ordinary business matters that extend well beyond the consideration of human rights.

Indeed, the Staff has permitted the exclusion under Rule 14a-8(i)(7) of other proposals addressing ordinary business matters that extend well beyond the scope of a potential significant policy issue. In *PetSmart, Inc.* (Mar. 24, 2011), for example, the proposal requested that the board require suppliers to certify that they had not violated certain laws regulating the treatment of animals. Those laws affected a wide array of matters dealing with the company's ordinary business operations beyond the humane treatment of animals. In granting relief to exclude the proposal, therefore, the Staff noted the company's view "that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" Similarly, in this instance, the scope of the Proposal's request concerning the Company's code of conduct is very broad in nature and affects a wide array of ordinary business matters that extend beyond any potential significant policy issue.

Accordingly, consistent with the precedent described above, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

VI. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* the 1983 Release and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff consistently has permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See Deere & Co.* (Nov. 13, 2012) (permitting exclusion under Rule 14a-8(i)(10) of a proposal that requested that the board review and amend the company's code of business conduct to include human rights as a guide for its international and U.S. operations where the code of business conduct already addressed the company's commitment to human rights); *see also Wal-Mart Stores, Inc.* (Mar. 27, 2014); *Peabody Energy Corp.* (Feb. 25, 2014); *The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Hewlett-Packard Co.* (Dec. 18, 2013); *Duke Energy Corp.* (Feb. 21, 2012); *ConAgra Foods, Inc.* (July 3, 2006); *Texaco, Inc.* (Mar. 6, 1991, *recon. granted* Mar. 28, 1991).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objective of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. For example, in *The Gap, Inc.* (Mar. 16, 2001), the proposal requested a report about the child labor practices of the company's suppliers, including the steps required to implement programs to eliminate child labor, provide for schooling and employ adult family members of underage workers. The Staff concurred with the company's position that it had substantially implemented the proposal where the company had adopted a code of vendor conduct. *See also MGM Resorts Int'l* (Feb. 28, 2012) (permitting exclusion under Rule 14a-8(i)(10) of a proposal that requested a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report that contained some objective statistical indicators but did not use third-party reporting guidelines suggested by the proponent); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion under Rule 14a-8(i)(10) of a proposal that requested a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion under Rule 14a-8(i)(10) of a proposal that requested management verify employment legitimacy of U.S. employees and to terminate employees not in compliance where the company confirmed it complied with existing federal law requiring verification of employment eligibility and termination of unauthorized employees).

The Company believes that it has substantially implemented the Proposal, the essential objective of which is to inform shareholders of the Company's approach to monitoring its suppliers' and subcontractors' adherence to Company codes of conduct. The Company provides this information in its Annual Report on Form 10-K for the year ended January 30, 2016, under the heading "Manufacturer compliance with our social compliance program requirements," which reads as follows:

> We require our independent manufacturers to comply with our policies and procedures, which cover many areas including labor, health and safety, and environmental standards. We monitor compliance with our policies and procedures using internal resources, as well as third-party monitoring firms. Although we monitor their compliance with these policies and procedures, we do not control the manufacturers or their practices.

The disclosure set forth above satisfies the Proposal's essential objective by explaining the requirements imposed by the Company on its suppliers and subcontractors and the methods used by the Company to monitor compliance with those requirements. As such, the Company's disclosures compare favorably with the Proposal.

Accordingly, as in the precedent described above, the Proposal is excludable under Rule 14a-8(i)(10) as substantially implemented.

VII. Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Enclosures

cc: Patrick Doherty, Director of Corporate Governance
State of New York
Office of the State Comptroller

EXHIBIT A

(see attached)

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 5, 2016

Ms. Sheilagh M. Clarke
Vice President, General Counsel
and Corporate Secretary
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

Dear Ms. Clarke:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform you of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Foot Locker,Inc. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Foot Locker decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Enclosures

SUPPLIER LABOR STANDARDS

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, Recent reports on factory worker safety issues in Bangladesh and elsewhere have revealed the extent to which subcontracting in substandard facilities is the norm in apparel production in many countries, and

Whereas, according to a recent study by the Center for Business and Human Rights at the Stern School of Business as many as half of the garment workers in Bangladesh are working in subcontracting factories that are producing for export,

Therefore, be it resolved, that shareholders request that management prepare a report to shareholders that outlines the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers. This report, which should be prepared at reasonable cost and omit proprietary information, should include:

- Company policy on sub-contractors in its overseas apparel procurement.
- The extent to which company codes of conduct are applied to apparel suppliers and sub-contractors.
- Process and procedures for monitoring compliance with corporate codes of conduct by apparel suppliers and sub-contractors, and
- Process and procedures that the company has in place for dealing with code non-compliance by apparel suppliers and sub-contractors.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

December 5, 2016

Ms. Sheilagh M. Clarke
Senior Vice President, General Counsel & Corporate Secretary
Foot Locker, Inc.
330 West 34th Street
New York, New York 10001

Dear Ms. Clarke,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Foot Locker, Inc. continuously for at least one year as of and including December 5, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 511,494 shares of common stock as of December 5, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
Eric Shostal – NYSCRF
Tana Harris – NYSCRF

4 Chase Metrotech Center 4th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 8536 Facsimile: +1 718 242 4508 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.